Exhibit 2

For Immediate Release	8 June 2015

WPP PLC (“WPP”)

J. Walter Thompson Company acquires minority stake in WANDA Digital in Turkey

WPP announces that J. Walter Thompson Company has acquired a minority stake in WANDA Digital, one of the leading independent digital agencies in Turkey.

Founded in 2006 and employing 80 people in Istanbul, WANDA’s clients include Turkcell, L’Oreal, Nestle and Unilever.

WANDA offers a range of services including campaigns, social media, platform development and games and apps.

Unaudited net sales for the year ended 31 December 2014 were approximately US$ 3.4 million, with gross assets at the same date of approximately US$ 2.3 million.

Following the transaction, WANDA and J. Walter Thompson’s local office, Manajans J Walter Thompson Turkey, will operate independently, but jointly invest in new technology and innovative projects.

Since 2010, Manajans J. Walter Thompson Turkey has tripled its revenues and won over 40 awards including the “Global Smarties” in 2014.

Turkey is one of the Next 11 growth economies where WPP companies (including associates) generate revenues of over US1.0 billion and employ over 10,000 people. In Turkey itself, WPP companies (including associates) generate revenues of around US$120 million and employ approximately 1,300 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP